Angela Collette

Attorney and Counselor at Law

Licensed in Kentucky, Michigan and New York

28329 Utica Road, Roseville, Michigan 48066

(321) 507-7836

      August 13, 2013

Jennifer Lopez

United States Securities and Exchange Commission

Mail Stop 4561

Washington, DC 20549-5546

 Re: Kopjaggers, Inc.

Registration Statement on Form S-1

Filed April 17, 2013

File No. 333-187952

Dear Mrs. Lopez:

On behalf of Kopjaggers, Inc., please accept the Company’s responses to your comments, as provided below.

Incorporation by Reference, page 30

1. We note your response to comment 4 in our letter dated July 9, 2013. In particular, we note your intention to file your annual report on 10-K as an exhibit to the registration statement. Please note that disclosure required by Part I of Form S-1 should be provided in the prospectus and not in an exhibit to the registration statement. We further note that certain information in your most recently filed annual report on Form 10-K (e.g., the description of your business) appears to differ from the information currently in the prospectus. Please ensure that your prospectus contains all of the information required by Form S-1— directly, and not via incorporation by reference or via exhibits—and please ensure that such information is as of the date specified by the applicable requirements or, in the absence of such specification, as of the most recent practicable date.

RESPONSE TO COMMENT 1: We have

(1)

Included the financial statements within the text of the prospectus so that the relevant financial information is no longer an exhibit;

(2)

Amended our business description.  All references to auctions have been removed.  We intend to be the leading website for news and education regarding fine arts;

(3)

Directly included all information required in prospectus so that nothing is via incorporation by reference or via an exhibit; and,

(4)

Included financial statements from our Quarterly Report from June 30, 2013.

Exhibit 5.1

2. Prior to the effectiveness of the registration statement, please file an opinion of counsel to the effect that the shares being offered and registered are validly issued, fully paid and non-assessable. In this regard, we note that the opinion dated July 23, 2013 is expressed in terms of “will be” instead of “are.” For additional guidance, please refer to Section II.B.2.h of Staff Legal Bulletin No. 19, which is available on our website. In addition, please have counsel consent to being named in the registration statement. Please refer to Section IV of Staff Legal Bulletin No. 19.

RESPONSE TO COMMENT 2: We have filed an amended opinion of counsel to reflect that the shares are validly issued, fully paid and non-assessable.

Thank you for your assistance with this filing. I may be reached at any time at (321) 507-7836.

Sincerely,

s/s Angela Collette

Angela Collette

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